SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
          AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                   (Mark One)

[X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                  For the fiscal year ended December 31, 1997.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                  For the transition period from ____ to ____

                        Commission file number 000-04887

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to
    the  plan  and  the  address  of  its   principal executive office:

                            UMB FINANCIAL CORPORATION
                              1010 GRAND BOULEVARD
                              KANSAS CITY, MO 64106


                              REQUIRED INFORMATION

 The following financial statements have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:



1. Audited Statements of Net Assets Available for Benefits, December 31, 1997 and 1996.

2. Audited Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1997, 1996 and 1995.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 15th day of October, 1998.

UMB PROFIT SHARING AND 401(K) SAVINGS PLAN


/s/James W. Rawlings
By: James W. Rawlings
Title: Chairman of the Administrative
Committee of the Plan






-------------------------------------------------------------------------------
UMB Profit Sharing and 401(k) Savings Plan
    Financial Statements as of December 31, 1997 and 1996, and for Each of the Three Years in the Period Ended December 31, 1997, and Independent Auditors' Report


UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996, AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997:

     Statements of Net Assets Available for Benefits                           2

     Statements of Changes in Net Assets Available for Benefits                3

     Notes to Financial Statements                                          4-10

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
   YEAR ENDED DECEMBER 31, 1997:

   Item 27a - Schedule of Assets Held for Investment Purposes                 11

   Item 27d - Schedule of Reportable Transactions                             12

Note: Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Administrative Committee
UMB Profit Sharing and 401(k) Savings Plan
Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of UMB Profit Sharing and 401(k) Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the change in net assets available for benefits for the three years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

July 2, 1998

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                                             1997           1996
ASSETS:
  Investments, at fair value:
    Equity in common collective trust funds ......    $53,855,299    $50,185,085
    Equity in mutual funds .......................     15,195,820      9,172,342
    Participant loans (outstanding principal
      approximates fair value) ...................      2,278,258      2,148,446
    Other assets .................................        100,000        100,000

           Total investments .....................     71,429,377     61,605,873

  Receivables:
    Employer contributions .......................        447,933        266,234
    Interest .....................................         11,375         11,977

           Total receivables .....................        459,308        278,211

           Total assets ..........................     71,888,685     61,884,084

LIABILITIES -
  Refundable excess contributions ................         36,325         95,733

NET ASSETS AVAILABLE FOR BENEFITS ................    $71,852,360    $61,788,351


See notes to financial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                                                1997            1996           1995

ADDITIONS:
  Investment income:
    Net appreciation in fair value of investment in
      common collective trust funds .................   $  8,290,892    $  4,360,555   $  7,700,678
    Net appreciation in fair value of investments in
      mutual funds ..................................      1,360,218         721,976        625,716
    Net depreciation in estimated fair value of other
      assets ........................................        (45,000)
    Interest and dividends ..........................        874,800         640,290        551,392

                                                          10,525,910       5,722,821      8,832,786

  Contributions:
    Employer ........................................        447,933         266,234        145,429
    Employees' ......................................      5,018,501       4,149,102      3,644,851

                                                           5,466,434       4,415,336      3,790,280

  Transfers from The ESOP of UMB ....................         33,334          46,189         76,430

           Total additions ..........................     16,025,678      10,184,346     12,699,496

DEDUCTIONS:
  Benefit payments ..................................      5,959,679       5,608,539      6,167,605
  Other expenses ....................................          1,990           2,481         15,580

           Total deductions .........................      5,961,669       5,611,020      6,183,185

NET ADDITIONS .......................................     10,064,009       4,573,326      6,516,311

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR .................................     61,788,351      57,215,025     50,698,714

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR .......................................   $ 71,852,360    $ 61,788,351   $ 57,215,025



See notes to financial statements.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements are presented on the accrual basis of accounting.

Investments - Investments are stated at aggregate fair value. The fair value of the investments owned by the UMB Profit Sharing and 401(k) Savings Plan (the "Plan") in the common collective trusts is based on quoted redemption values on the last business day of the Plan year. Investments in mutual funds are valued at the last reported bid price on the last business day of the Plan year. For participant loans which do not have an established fair value, management estimates that the outstanding principal amount of the participant loans approximates fair value. Investments in other assets are valued at contract value or estimated fair value.

The change in the difference between fair value at the end of the year and beginning fair value or, for those investments purchased during the year, the cost of investments, is reflected in the statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Substantially all of the Plan assets are in funds offered by UMB Bank, n.a., the
plan   administrator.   The  credit  worthiness  of  those  funds  is  monitored
periodically by Plan management.

Costs and Expenses - All costs and expenses incurred with regard to the purchase, sale or transfer of investments and other assets in connection with the operations of the Plan are borne by the Plan. Administrative expenses are paid by the sponsoring employer. During 1997, 1996 and 1995, the Plan incurred $1,990, $2,481 and $15,580, respectively, of other expenses related to property taxes and insurance paid for an investment in real estate and other administrative expenses, respectively.

Benefits Payable - As of December 31, 1997 and 1996, net assets available for benefits included benefits that were approved but not yet processed of $196,126 and $469,285, respectively, due to participants who have withdrawn from participation in the Plan.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

2.    PLAN DESCRIPTION

The following is a brief description of the Plan; however, the Summary Plan Description should be referred to for a more detailed description.

The Plan is a defined contribution plan covering substantially all employees and provides for retirement, disability and death benefits. The employers (UMB Financial Corporation and affiliates) have agreed to voluntarily contribute an amount equal to the lesser of 8% of consolidated net income or the maximum amount which could be contributed without reducing consolidated net income below 8% of shareholders' equity. Employer contributions as computed above (profit sharing contributions) are divided between the UMB Profit Sharing and 401(k) Savings Plan and The ESOP of UMB, at the discretion of the Board of Directors of UMB Financial Corporation. All such employer profit sharing contributions were allocated to The ESOP of UMB in 1997, 1996 and 1995.

Although they have not expressed any intention to do so, the Board of Directors of UMB Financial Corporation, (the "Plan Sponsor"), has the right under the Plan to increase or decrease the amount calculated by the above formula and the right to terminate the Plan at any time. In the event of termination, the Plan provides that its net assets be used to pay all expenses and benefits due and to distribute the remaining assets among the Plan participants based upon the individual percentage of fund dollars to the total fund dollars.

The Plan provides that employees with one full year of continuous service become eligible to participate in the Plan. Participants are fully vested after five years of completed service. Employer contributions and forfeitures are allocated annually to participants based on compensation, subject to certain limits.

Under the Plan, participants can elect to make contributions on a pre-tax basis, equal to not less than 1% or more than 10% of their compensation. Employees that are regularly scheduled to perform twenty or more hours of service for the employer are eligible to make contributions. Elective deferral contributions are fully vested and nonforfeitable. Beginning in 1995, the Plan allows for matching contributions by the employer to be determined from year to year by the Board of Directors of UMB Financial Corporation at its discretion. Employer matching 401(k) contributions of $447,933, $266,234 and $145,429, respectively, were made to the Plan in 1997, 1996 and 1995.

A participant may withdraw all or a portion of voluntary contributions subject to Administrative Committee approval. Employees are not allowed to withdraw any portion of the employer contributions. Participants are also able to transfer their account balances from The ESOP of UMB to the Plan if the participant is between the ages of 55 and 59.

The Plan provides for interest-bearing, secured loans to be made to participants not to exceed the greater of 50% of the participant's portion of their accumulated benefit or $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the participant during the one-year period ending on the day before the date on which the loan is made over the outstanding balance of loans of the participant from the Plan on the date which such loan is made. Additionally, all loans are made for a period of less than five years unless proceeds of such loan are exclusively used for the acquisition of a dwelling unit to be used as the principal residence of the participant. Interest rates are fixed at one percent above the prime rate for commercial loans at the date of issue.

3.    FUND INVESTMENT

The Plan has been designed to permit each participant to choose the type of investment which best satisfies the participant's requirements among the six available funds as follows:

The  prospectus for Fund A states that its assets are intended to be invested in
a  diversified   portfolio  of   approximately   50%  equity   investments   and
approximately 50% debt securities (including participant loans).

The prospectus for Fund B states that its assets are intended to be invested entirely in short-term debt securities.

The prospectus for Fund C states that its assets are intended to be invested entirely in a diversified portfolio of equity securities and real estate.

The prospectus for Fund D states that its assets are intended to be invested in long-term fixed income securities.

The prospectus for Fund E states that its assets are intended to be invested in a diversified portfolio of equity investments in small capitalization companies.

The prospectus for Fund F states that its assets are intended to be invested in a diversified portfolio of equity investments in large capitalization companies.

Additionally, each fund contains money market funds to facilitate the transfer of assets. Plan participants may direct that their interests in the Plan be invested in any of the six designated investment funds, except that no more than 25% of a participants' account may be allocated to Fund E or Fund F. Additionally, participants are allowed to change their designated investment fund or funds throughout the year as they desire.

Net additions (deductions) to net assets available for benefits for the year ended December 31, 1997, 1996 and 1995 by fund are as follows:

                                                                                                                 Non-Participant
                                 Participant-Directed                                                              Directed
                                  Fund

                                 A             B           C           D           E           F     Administrative         Total

December 31, 1997:
  Investment income        $ 2,932,082  $  239,283  $ 4,898,337  $  345,109  $1,037,859  $1,071,219   $     2,021    $10,525,910
  Employer contributions        76,560      17,766      173,425      19,940      60,082     100,160                      447,933
  Employee contributions     1,400,393     340,362    1,965,778     239,225     462,462     611,679        (1,398)     5,018,501
  Benefit payments                                                                                     (5,959,679)    (5,959,679)
  Other expenses                                         (1,990)                                                          (1,990)
  Interfund transfers, net  (4,207,368)   (896,646)  (2,826,421)   (852,383)    513,303   2,268,424     6,001,091
  Transfers from The ESOP
    of UMB                      17,119       6,486        6,486       3,243                                               33,334
                            ----------   ---------   ----------   ---------   ---------   ---------        ------     ----------

  Net additions (deductions)
   to net assets available
   for plan benefit            218,786    (292,749)   4,215,615    (244,866)  2,073,706   4,051,482        42,035     10,064,009

  Net assets available
   for plan benefits,
   beginning of year        20,613,045   4,259,657   23,359,995   4,286,048   4,253,724   4,969,916        45,966     61,788,351
                            ----------   ---------   ----------   ---------   ---------   ---------        ------     ----------

  Net assets available
   for plan benefits,
   end of year             $20,831,831  $3,966,908  $27,575,610  $4,041,182  $6,327,430  $9,021,398   $    88,001    $71,852,360
                           ===========  ==========  ===========  ==========  ==========  ==========   ===========    ===========

                                                                                                                Non-Participant
                                  Participant-Directed                                                            Directed
                                                                                   Fund
                                 A             B             C            D            E            F     Administrative    Total

December 31, 1996:
  Investment income         $ 1,647,946 $   221,945   $ 2,531,816    $ 148,065    $ 448,443    $ 722,209      $ 2,397   $ 5,722,821
  Employer contributions         69,230      15,441       177,520       18,271       51,766       54,811                    387,039
  Employee contributions      1,090,519     294,469     1,697,933      207,581      346,535      391,260                  4,028,297
  Benefit payments                                                                                         (5,608,539)   (5,608,539)
  Other expenses                                                                                               (2,481)       (2,481)
  Interfund transfers, net   (3,020,772)   (812,056)   (1,222,781)    (732,885)      89,684       69,169    5,629,641
  Transfers from The ESOP
    of UMB                       21,664       9,810         9,810        4,905                                               46,189
                             ----------   ---------    ----------    ---------    ---------    ---------    ---------    ----------
  Net additions (deductions)
   to net assets available
   for plan benefits           (191,413)   (270,391)    3,194,298     (354,063)     936,428    1,237,449       21,018     4,573,326

  Net assets available
   for plan benefits,
   beginning of year         20,804,458   4,530,048    20,165,697    4,640,111    3,317,296    3,732,467       24,948    57,215,025
                             ----------   ---------    ----------    ---------    ---------    ---------       ------    ----------

  Net assets available
   for plan benefits,
   end of year              $20,613,045 $ 4,259,657  $ 23,359,995  $ 4,286,048  $ 4,253,724  $ 4,969,916     $ 45,966  $ 61,788,351
                            =========== ===========  ============  ===========  ===========  ===========     ========  ============

                                                                                                                Non-Participant
                                                       Participant-Directed                                         Directed
                                                                Fund
                                 A              B            C           D           E           F      Administrative       Total

December 31, 1995:
  Investment income           $ 3,289,754   $ 277,213   $ 3,571,944   $ 696,194   $ 526,033  $ 470,716        $ 932     $ 8,832,786
  Employer contributions           31,032       9,139        66,814       6,425      13,996     18,023                      145,429
  Employee contributions        1,076,709     288,542     1,449,059     217,570     278,064    334,907                    3,644,851
  Benefit payments                                                                                       (6,167,605)     (6,167,605)
  Other expenses                                             (8,293)                                         (7,287)        (15,580)
  Interfund transfers, net     (2,972,889)   (781,709)   (1,666,647)   (763,352)    (34,027)    73,692    6,144,932
  Transfers from The ESOP
    of UMB                         55,227       2,068        10,457       2,068       3,914      2,696                       76,430
                               ----------   ---------    ----------   ---------   ---------  ---------       ------      ----------
  Net additions (deductions)
   to net assets available
   for plan benefits            1,479,833    (204,747)    3,423,334     158,905     787,980    900,034      (29,028)      6,516,311

  Net assets available
   for plan benefits,
   beginning of year           19,324,625   4,734,795    16,742,363   4,481,206   2,529,316  2,832,433       53,976      50,698,714
                               ----------   ---------    ----------   ---------   ---------  ---------       ------      ----------

  Net assets available
   for plan benefits,
   end of year               $ 20,804,458  $4,530,048  $ 20,165,697  $4,640,111  $3,317,296 $3,732,467     $ 24,948    $ 57,215,025
                             ============  ==========  ============  ==========  ========== ==========     ========    ============

4.    INVESTMENTS

The Plan's investments are held by UMB Bank, n.a.. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                            1997
                                                       ---------------------------------------
                                                         Number                      Fair
                                                        of Units      Cost          Value
Investments in common collective trust funds
  and mutual funds administered by UMB Bank, n.a.,
  at fair value as determined by quoted market
  price:
    Debt Fund ...................................        177,168   $ 7,020,451   $11,909,528
    Equity Fund .................................        404,795    15,012,740    37,576,688
    Income Fund .................................         73,554     2,807,943     3,929,264
    Scout Regional Fund .........................        527,056     5,367,079     6,266,693
    Scout World Wide Fund .......................        557,374     7,204,994     8,929,127


                                                                       1996
                                                                   -----------
                                                         Number                      Fair
                                                        of Units      Cost          Value

    Debt Fund ..................................         195,743   $ 7,715,998   $12,108,895
    Equity Fund ................................         436,638    16,302,635    33,283,992
    Income Fund ................................          83,911     3,112,133     4,241,513
    Scout Regional Fund ........................         405,465     3,869,410     4,229,005
    Scout World Wide Fund ......................         354,615     3,861,128     4,943,337

5.    INCOME TAX STATUS

The Plan has obtained a determination letter, dated September 21, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The
Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) of the Code as of December 31, 1997.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                      December 31,
                                                   1997            1996
Net assets available for benefits
 per the financial statements                  $71,852,360      $61,788,351
Amounts allocated to withdrawing
 participants                                     (196,126)        (469,285)
                                               -----------      -----------
Net assets availiable for benefits
 per the Form 5500                             $71,656,234      $61,319,066
                                               ============     ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                      Year Ended
                                                   December 31, 1997
Benefits paid to participants
 per the financial statements                         $5,959,679
Add:  Amounts allocated to withdrawing
 participants at December 31, 1997                       196,126
Less:  Amounts allocated to withdrawing
 participants at December 31, 1996                      (469,285)
                                                    -------------
Benefits paid to participants
 per the Form 5500                                    $5,686,520
                                                    =============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

7. SUBSEQUENT EVENT
 During the summer of 1998, a significant decline occurred in global capital markets, including the United States equity market. This decline could have an impact on the fair value of the Plan's investment subsequent to December 31, 1997.
                                     ******

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997

 (a)                (b)                                     (c)                       (d)                  (e)
                                                         Description
                    Issuer                               of Investment              Cost              Fair Value

      Equity in common collective trust
        funds and mutual funds (administered
        by UMB Bank, n.a.):
*         Debt Fund                                     177,168 units       $ 7,020,451         $ 11,909,528
*         Equity Fund                                   404,795 units        15,712,040           37,576,688
*         Income Fund                                    73,554 units         2,807,943            3,929,264
*         Scout Regional Fund                           527,056 units         5,367,079            6,266,693
*         Scout World Wide Fund                         557,374 units         7,204,994            8,929,127
*         Money Market Fund                             439,819 units           439,819              439,819

                                                                             38,552,326           69,051,119

  *   Participant loans                                                       2,278,258            2,278,258
      Investment in real estate                                                 100,000              100,000

                                                                            $40,930,584         $ 71,429,377

  *   Represents "party-in-interest"

Note: Participant loans are due at various maturity dates ranging from one to five years and contain interest rates ranging from 6% to 8.5%.

UMB PROFIT SHARING AND 401(k) SAVINGS PLAN

Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997


     (a)                     (b)               (c)                 (d)             (e)          (f)              (g)
                                                                                                 Current Value
   Identity                                                                                      of Asset on          Net
   of Party              Description         Purchase             Selling           Cost of      Transaction        Gain or
   Involved              of Asset            Price                Price             Asset         Date               (Loss)

                                        Series Transactions

UMB Bank, n.a.           Money Market Fund
                           307 purchases     $ 11,176,073                        $ 11,176,073     $ 11,176,073

UMB Bank, n.a.           Money Market Fund
                           275 sales                             $ 11,344,996      11,344,996       11,344,996

Single Transactions
None


Note: All transactions are in funds administered by UMB Bank, n.a., a party-in-interest.